SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-15749
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Alliance Data Systems
401(k) and Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

Alliance Data Systems 401(k) and Retirement Savings Plan
Report on Audits of Financial Statements
As of and for the Years Ended December 31, 2005 and 2004
and Supplemental Schedule
As of December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Alliance Data
Systems Corporation, Compensation Committee of
the Board of Directors and Plan Administrator
of the Alliance Data Systems 401(k) and
Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ary Roepcke Mulchaey Stevenson, P.C.
Columbus, Ohio
July 6, 2006

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:

Investments	$171,263,497	$141,018,243

Cash	52,864	43,651

Receivable for contributions:
Employer	7,125,648	6,597,711
Participants	692,296	275,553

Total contributions receivable	7,817,944	6,873,264

Due from brokers	77,358	12,233

Total assets	179,211,663	147,947,391

Liabilities:

Administrative fees payable	39,352	57,667

Due to broker	37,426	24,646

Total liabilities	76,778	82,313

Net assets available for benefits	$179,134,885	$147,865,078

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions:

Investment income:
Net appreciation in fair value of investments	$4,966,472	$11,438,485
Mutual funds’ earnings	3,883,955	2,314,880
Common collective trust’s earnings	1,067,129	942,762
Interest	234,718	183,070
Dividends	8,651	11,581

Total investment income	10,160,925	14,890,778

Contributions:
Employer	14,648,516	12,756,889
Participants	16,740,737	12,494,466
Rollovers	5,717,515	1,234,345

Total contributions	37,106,768	26,485,700

Total additions	47,267,693	41,376,478

Deductions:

Distributions to participants	15,736,042	11,661,357
Administrative expenses	261,844	256,048

Total deductions	15,997,886	11,917,405

Net increase	31,269,807	29,459,073

Net assets available for benefits:
Beginning of year	147,865,078	118,406,005

End of year	$179,134,885	$147,865,078

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1. Description of the plan
General
The Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”), and its affiliates (the “Employer”). Employees of the Employer 21 years of age or more are generally eligible to participate immediately. Seasonal, temporary and on-call employees who perform more than 1,000 hours of service within one year are also eligible.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.
Contributions
Employer’s Contributions
The Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”), which will be a specified percentage of the participant’s compensation and may be integrated with Social Security to the extent permitted under the Internal Revenue Code (“Code”). To be eligible a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2005 and 2004 was $210,000 and $205,000, respectively.
Subject to other limits provided in the Plan, including the nondiscrimination rules, the Employer will provide a retirement contribution (“Retirement Contribution”) to a participant who was a participant as of December 31, 2003, continuously employed through and including December 31, 2004 unless due to death, total and permanent disability, retirement on or after normal retirement age, and who was not a highly compensated employee under the Code. The Retirement Contribution will be equal to the sum of a participant’s allocable points as of the last day of the Plan year multiplied by such participant’s annual compensation and divided by 100 and then reduced by any Profit Sharing Contribution, but not below zero. The Retirement Contribution is not offered under the terms of the Plan after December 31, 2004.
The Employer’s contributions relating to the Profit Sharing and Retirement Contribution for the years ended December 31, 2005 and 2004 were $6,845,304 and $7,248,841, respectively.
Allocation points will be determined by the following tables for the Retirement Contribution:

Participant’s	Allocable
age	points
40 - 44	1
45 - 49	2
50 - 54	3
55 - 59	4
60 and up	5

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

Participant’s
years of	Allocable
vesting service	points
0 - 9	1
10 - 14	2
15 - 19	3
20 - 24	4
25 - 29	5
30 - 34	6
35 and up	7
The Employer will provide a 100% matching contribution on the first 3% and a 50% matching contribution on the next 2% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions and compensation for the Plan year.
Participant’s Voluntary Contributions
A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 100% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($14,000 at December 31, 2005). Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.
A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $4,000 and $3,000 for the Plan years ended December 31, 2005 and 2004, respectively.
Investment options
The participants direct the investment of both their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, a common collective trust, a self directed brokerage account, and the Employer’s common stock (“Employer Securities”) as investment options.
Participant accounts
Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
A summary of vesting percentages relating to Employer’s matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100
A summary of vesting percentages relating to the Employer’s Profit Sharing and Retirement Contributions follows:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100
Payment of benefits
The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000, ($5,000 prior to October 1, 2004) have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.
In service withdrawals
A participant may elect to withdraw an amount in cash from the participant’s after-tax account.
A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.
A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.
Participant loans
Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Amounts allocated to participants withdrawn from the Plan
There was $20,235 and $61,841 allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2005 and 2004, respectively.
Forfeitures
Forfeitures are used to reduce the Employer provided contributions. Forfeitures of $483,515 and $1,084,311 were used to reduce contributions for the years ended December 31, 2005 and 2004, respectively. There were no unused forfeitures at December 31, 2005. At December 31, 2004 there were $21,903 of unused forfeitures, which represent unallocated amounts.
Expenses
Expenses of the Plan are deducted from participants’ accounts as follows:
1) participant fee of from $6.50 to $6.92 less a revenue credit each month for revenue received from the mutual funds and common collective funds offered in the Plan, 2) a $50 loan origination fee that is withheld from a loan check and a $2 per month maintenance fee, 3) the lesser of $35 or 10% of their vested account for distributions, 4) a fee of $100 per year if the participant uses the self directed brokerage option, and 5) trustee fees relating to the INVESCO Stable Value Trust investment which are paid by the Plan from earnings not allocated to participants’ accounts.
Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.
2. Summary of accounting policies
Basis of presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.
Estimates
The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Risks
The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Income recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment valuation
Mutual funds are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued as determined by quoted market price. The common collective trust is stated at estimated fair value, which has been determined based on the unit values of the trust. The trustee sponsoring the common collective trust determines the unit value by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates.
Net appreciation in fair value of investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.
Benefit payments
Benefits are recorded when paid.
Accounting polices not yet adopted
In December 2005, the Financial Accounting Standards Board (“FASB”) issued staff position (“FSP”) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Plan to value the holdings of benefit responsive investment contracts at fair value. Current reporting of this type of investment is at contract value. This FSP is effective for financial statement periods ending after December 15, 2006 at which time the Plan will adopt it. The Plan does not expect the adoption of this FSP to have a significant impact on the financial statements of the Plan.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
3. Investments
The Nationwide Trust Company, FSB, as trustee of the Plan, holds the Plan’s investments.
The following table presents balances for 2005 and 2004 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2005	2004
Investments at fair value as determined by:
Quoted market price
Common Stock:
Alliance Data Systems Corporation	$6,343,172	$7,484,700
Other	361,202	218,975
Shares of registered investment companies:
Dodge & Cox Stock Fund	27,326,848	18,551,312
American Funds Growth Fund of America	21,419,739	14,814,764
American Funds EuroPacific Growth Fund	20,597,009	12,178,012
Vanguard Institutional Index Fund	20,217,191	21,663,961
Pimco Total Return Fund	19,815,717	16,864,883
Royce Total Return Fund	10,582,113	8,267,558
Other	11,306,226	11,025,512

	137,969,217	111,069,677
Estimated fair value
Units in common collective trust:
INVESCO Stable Value Trust	29,315,591	26,636,190
Cost
Participant loans	3,978,689	3,312,376

Total investments	$171,263,497	$141,018,243

During 2005 and 2004, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) as follows:

	2005	2004
Investments at fair value as determined by:
Quoted market price
Shares of registered investment companies	$6,836,481	$8,304,717
Common Stock	(1,870,009)	3,133,768

Net change in fair value	$4,966,472	$11,438,485

4. Tax status
The IRS has determined and informed the Employer by a letter dated July 3, 2002, that the Plan and related trust are designed in accordance with applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
5. Plan administration
A committee comprised of members appointed by the board of directors of the Employer administers the Plan.
6. Plan termination
Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.
7. Party-in-interest
As of December 31, 2005 and 2004, the Plan’s investment portfolio includes an investment in the Common Stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.
The Plan has contracts with The 401(k) Company, a third party administrator, and Nationwide Trust Company, FSB, trustee of the Plan, both of which are affiliates of Nationwide Mutual Insurance Company and receive fees for which the Plan is charged.
8. Benefit payments
Benefit distributions of $15,736,042 and $11,661,357 for the Plan years ended December 31, 2005 and 2004, include payments of $16,108 and $6,323, respectively, made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year. As of December 31, 2005, there were $46,250 in payments to be returned during 2006 that relate to 2005.
9. Reconciliation of financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$179,134,885	$147,865,078
Amounts allocated to withdrawing participants	(20,235)	(61,841)

Net assets available for benefits per Form 5500	$179,114,650	$147,803,237

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

Benefit payments per the financial statements	$15,736,042
Deemed distributions of participant loans	(9,695)
Amounts allocated to withdrawing participants
At December 31, 2005	20,235
At December 31, 2004	(61,841)
Corrective distributions	(16,108)

Benefit payments per Form 5500	$15,668,633

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31 but not yet paid as of that date.

Alliance Data Systems 401(k) and Retirement Savings Plan
Ein #13-3163498 Plan #001
Schedule H, Line 4i
Schedule of Assets Held at End of Year
December 31, 2005

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date,
	Identity of issuer,	rate of interest,	(1)
	borrower, lessor, or	collateral, par or maturity		Current
	similar party	value	Cost	Value
*	Alliance Data Systems Corporation	Common Stock – 178,179 shares		$6,343,172
	Dodge & Cox Stock Fund	Mutual fund – 199,146 shares		27,326,848
	American Funds Growth Fund of America	Mutual fund – 694,094 shares		21,419,739
	American Funds EuroPacific Growth Fund	Mutual fund – 501,144 shares		20,597,009
	Vanguard Institutional Index Fund	Mutual fund – 177,328 shares		20,217,191
	Pimco Total Return Fund	Mutual fund – 1,877,211 shares		19,815,717
	Royce Total Return Fund	Mutual fund – 849,287 shares		10,582,113
	RS Investments Trust Diversified Growth Fund	Mutual fund – 252,608 shares		5,640,740
	Legg Mason Value Trust Fund	Mutual fund – 73,885 shares		5,502,234
	Federated Capital Reserve	Mutual fund – 1,621 shares		1,621
	INVESCO Stable Value Trust	Common collective trust – 29,315,591 units		29,315,591
	Self Directed Brokerage Accounts			522,833
	Participant Loans	5.00% — 10.00%	—	3,978,689

*	Represents a party-in-interest
(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.
The notes to the financial statements are an integral part of this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.
Date: July 14, 2006

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN
By:	/s/ Transient C. Taylor
Transient C. Taylor
Executive Vice President – Human Resources and Member of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	Description
* 23	Consent of Independent Registered Public Accounting Firm

*	filed herewith